SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold			Sales
		(In Gigawatt hours)			(In billions of Won)
	Sector	September 2005	September 2006	Year on year Growth	September 2005	September 2006	Year on year Growth
For September 2006	Residential	4,887	5,238	7.2%	518	595	14.8%
	Commercial	6,736	7,254	7.7%	669	742	10.9%
	Educational	363	423	16.5%	34	33	-2.7%
	Industrial	14,496	15,609	7.7%	843	933	10.6%
	Agricultural	628	692	10.1%	27	29	10.3%
	Street-Lighting	205	216	5.1%	14	15	10.4%
	Total	27,316	29,431	7.7%	2,105	2,347	11.5%
From January 2006 through September 2006	Residential	51,980	54,784	5.4%	4,794	5,193	8.3%
	Commercial	55,963	59,418	6.2%	5,369	5,857	9.1%
	Educational	3,171	3,569	12.6%	285	280	-2.0%
	Industrial	129,691	136,879	5.5%	7,852	8,550	8.9%
	Agricultural	5,336	5,553	4.1%	225	242	7.8%
	Street-Lighting	1,859	1,943	4.5%	125	136	9.2%
	Total	248,000	262,146	5.7%	18,649	20,258	8.6%

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, KPMG Samjung Accounting Corp., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager
International Finance Department

Date: November 8, 2006